Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is a screen shot of a proposed page on Docent’s website regarding the proposed transactions.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.